Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated May 27, 2016
(To Prospectus dated January 7, 2015, as supplemented by the
Preliminary Prospectus Supplement dated May 26, 2016)
Registration Statement No. 333-201178

BG Staffing, Inc.
1,075,000 Shares of Common Stock
Final Term Sheet

Issuer:	BG Staffing, Inc. (the “Company”)
Security:	Common stock, par value $0.01
Size:	1,075,000 shares of common stock
Over-allotment Option:	161,250 additional shares of common stock
Trade Date:	May 27, 2016
Settlement date:	June 2, 2016
Common Stock Outstanding After the Offering:
8,473,762 shares of common stock, based upon 7,398,762 shares of common stock outstanding as of May 25, 2016. This number of shares excludes the following:
•
    761,666 shares of our common stock issuable upon exercise of stock options outstanding as of May 25, 2016 under our 2013 Long-Term Incentive Plan, with a weighted average exercise price of $7.16 per share;
•
    138,334 shares of our common stock available as of May 25, 2016 for future grant or issuance pursuant to our 2013 Long-Term Incentive Plan; and
•
    133,833 shares of common stock issuable upon the exercise of warrants outstanding as of May 25, 2016, with a weighted average exercise price of $10.21 per share.

Public Offering Price:	$14.00 per share
Underwriting Discounts and Commissions:	$1.05 per share
Net Proceeds to the Company:	$13,636,250 (after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company)
Listing:	The shares of common stock are listed on the NYSE MKT under the symbol “BGSF”
Joint Book-Running Managers:	Roth Capital Partners Taglich Brothers, Inc.

The Company has filed a registration statement on Form S-3 (including a prospectus), which became effective on January 7, 2015, and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling toll-free at (800) 678-9147 or by sending a request via email to rothecm@roth.com.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 27, 2016:

•	on an actual basis;

•
on an as adjusted basis to reflect the sale of 1,075,000 shares of common stock in this offering at the public offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the proposed use of the net proceeds.

You should read this table together with “Use of Proceeds” section included in this prospectus supplement, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 27, 2015 and in our Quarterly Report on Form 10-Q for the quarter ended March 27, 2016, which are incorporated by reference into this prospectus supplement and accompanying prospectus.

	As of March 27, 2016 (unaudited)
	Actual (1)	As Adjusted (1)
	(in thousands, except share and per share amounts)

Indebtedness:
Line of credit	$14,902	$14,902
Long-term debt	14,746	1,110
Contingent consideration, less current portion	4,427	4,427
Total debt	34,075	20,439
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 500,000 shares authorized, 0 shares issued and outstanding	–	–
Common stock, $0.01 par value per share, 19,500,000 shares authorized, 7,393,762 shares issued and outstanding as of March 27, 2016, and 8,468,762 shares issued and outstanding as of March 27, 2016, as adjusted	74	85
Additional paid-in capital	20,518	34,143
Retained earnings	4,394	4,394
Total stockholders’ equity	24,986	38,622
Total capitalization	$59,061	$59,061

 The information above assumes the underwriters do not exercise their over-allotment option and excludes the following:
• 761,666 shares of our common stock issuable upon exercise of stock options outstanding as of May 25, 2016 under our 2013Long-Term Incentive Plan, with a weighted average exercise price of $7.16 per share;

• 138,334 shares of our common stock available as of May 25, 2016 for future grant or issuance pursuant to our 2013 Long-Term Incentive Plan; and

• 133,833 shares of common stock issuable upon the exercise of warrants outstanding as of May 25, 2016, with a weighted average exercise price of $10.21 per share.

DILUTION

Our net tangible book value as of March 27, 2016 was approximately $(12.3) million, or approximately $(1.66) per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, divided by the number of shares of common stock outstanding as of March 27, 2016. After giving effect to the sale by us of 1,075,000 shares of common stock at an offering price of $14.00 per share (and excluding shares of common stock issued and any proceeds received upon exercise of the underwriters’ warrants), after deducting the underwriters’ discounts and commissions and estimated expenses of this offering, our as adjusted net tangible book value would have been approximately $1.3 million, or $.16 per share of common stock. Assuming the completion of the offering, this represents an immediate increase in net tangible book value of $1.82 per share to our existing stockholders and an immediate dilution of $13.84 per share to investors purchasing shares of our common stock in this offering.

The following table illustrates the dilution to new investors on a per share basis, assuming the underwriters do not exercise their over-allotment option:

Public offering price per share		$14.00
Net tangible book value per share as of March 27, 2016	$(1.66)
Increase per share attributable to this offering	$1.82
As adjusted net tangible book value per share as of March 27, 2016 after giving effect to this offering		$0.16
Dilution per share to new investors		$13.84

The foregoing discussion and table do not take into consideration shares of common stock, options, or warrants issued subsequent to March 27, 2016 or the following:

• 761,666 shares of our common stock issuable upon exercise of stock options outstanding as of May 25, 2016 under our 2013Long-Term Incentive Plan, with a weighted average exercise price of $7.16 per share;

• 138,334 shares of our common stock available as of May 25, 2016 for future grant or issuance pursuant to our 2013 Long-Term Incentive Plan; and

• 133,833 shares of common stock issuable upon the exercise of warrants outstanding as of May 25, 2016, with a weighted average exercise price of $10.21 per share.

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value will increase to $.40 per share, representing an immediate increase to existing stockholders of $2.06 per share and an immediate dilution of $13.60 per share to new investors. To the extent we issue additional equity securities in connection with future capital raising activities, our then-existing stockholders may experience dilution.

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